UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 relates to a planned tender offer by Atlas Acquisition Corp. (“Acquisition Sub”), a Colorado corporation and a wholly-owned subsidiary of Haemonetics Corporation (“Haemonetics”), a Massachusetts corporation, to purchase all of the outstanding shares of common stock, $0.01 par value per share, and all of the outstanding shares of preferred stock, $0.01 par value per share, of Global Med Technologies, Inc. (“Global Med”), a Colorado corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Sub and Global Med.
Forward-Looking Statements
This document contains forward-looking statements, including those relating to Haemonetics’ anticipated acquisition of Global Med and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of Global Med common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; and that Global Med’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause Global Med’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Global Med nor Haemonetics undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included in Global Med’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.
Additional Information and Where to Find It
The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell capital stock of Global Med. At the time the tender offer is commenced, Haemonetics and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC and Global Med will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.
The tender offer will be made solely by the Tender Offer Statement. Holders of shares of Global Med common stock and preferred stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of Global Med common stock and preferred stock should consider before making any decision regarding tendering their securities.
Stockholders of Global Med will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Haemonetics and Global Med through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of Global Med at 303-238-2000 or by mailing a request to Global Med at 12600 West Colfax, Suite C-420, Lakewood, CO 80215.

The following is a copy of an update posted on the Global Med website on February 11, 2010.
CORPORATE UPDATE
Global Med Technologies is pleased to announce plans for a “merger-acquisition” between Haemonetics, a global leader in blood management solutions and Global Med Technologies, an international health information technology company.
About the Acquisition Process
•	On February 1, 2010 Haemonetics and Global Med announced Haemonetics’ plans to acquire Global Med’s international business through the purchase of Global Med’s outstanding shares
•	Subject to customary closing conditions, including the tender of at least a majority of the shares of Global Med’s preferred and common stock
•	Acquisition is expected to close in the second calendar quarter 2010
Who is Haemonetics?
•	A $600 million global leader in blood management solutions

•	Publicly traded as HAE on the New York Stock Exchange

•	Employs more than 1,800 people in 16 countries and markets products in over 50 countries

•	Haemonetics helps plasma fractionators, hospitals and blood collectors to improve health care and lower costs by optimizing the collection, processing, and use of scarce blood resources

•	Haemonetics has integrated their device, IT, and service offerings into comprehensive blood management solutions to help manage the blood supply chain and improve blood management practices
•	Software products include:

	•	Hemasphere™ (Haemonetics Altivation ) mobile drive resource management

	•	Surround™ (Haemonetics IDM) blood laboratory system

	•	elynx™ workflow optimization system
•	Devices include:
•	Blood component collection technologies

•	Surgical blood salvage systems

•	Diagnostics products for enhanced blood management in surgery

•	Blood Track® software enabled refrigerators for the automated disposition of blood components at the point of care

•	Single-use consumables for their devices

Why is Haemonetics acquiring Global Med?
•	This acquisition accelerates Haemonetics’ vision of offering a complete suite of products required to accomplish an integrated data management system from the very front end of the blood management process (web-enabled donor recruitment) — to the automated disposition of blood — to the patient at the point of care, by building integrated software offerings.

•	Global Med offers products that complement Haemonetics’ existing platforms:
•	Donor Recruitment System

•	Donor Management Information System

•	Cellular Therapy/Tissue Tracking System

•	Hospital Transfusion Information System
•	Global Med has an international presence in blood bank and hospital based transfusion management systems (Global Med’s Inlog SA subsidiary)
Why is Global Med joining with Haemonetics?
•	Together, we can help our customers improve efficiencies and achieve improved economic and clinical outcomes to deliver best blood management practices and maintain regulatory compliance

•	We share a common strategy to provide blood management tools to hospitals and blood centers that can help improve patient care and reduce costs

•	Haemonetics brings:
•	devices, software, and consulting services for optimal blood management in the blood center and hospital markets

•	global reach, strong sales force in blood banks and hospitals, and resources
•	Both companies have a strong reputation for industry leadership and customer satisfaction
How will this impact me?
Will my software continue to be supported?
•	Yes, we will continue to support existing platforms
How will this affect my User Group, client support and technical services support?
•	User Groups are client-sponsored organizations and should not be affected

•	There are no plans to change support services
What if I am in the middle of an implementation or upgrade?
•	Global Med is proceeding “business as usual” in all areas of client implementation and support
What additional benefits will I gain?

•	Combined entities will create a $60 million software organization with greater resources for product development, an expanded IT knowledge-base, and more extensive global reach

•	Customers will have an increased opportunity for operational efficiency, ease of use, and process enhancements through additional software product, device and service offerings

•	We intend to integrate information technology platforms across the blood supply chain — from donor to patient — to enhance interoperability, and help you achieve and maintain meaningful use standards
How can I find out more information?
•	Because Global Med and Haemonetics are publically traded companies, specific details of the transaction and future business plans can only be made available after the acquisition has been officially completed. Both companies will provide more information to clients immediately following the formal acquisition.

•	For more information about Haemonetics: www.haemonetics.com

•	For more information about Global Med Technologies: www.globalmedtech.com
•	Wyndgate division: www.wyndgate.com

•	Inlog division: www.inlog.com

•	PeopleMed subsidiary: www.peoplemed.com